1781 75th Avenue W
Vancouver, B.C.
Canada V6P 6P2
Tel: 604.456.6010
Fax: 604.456.6066
www.responsebio.com

October 3, 2008

Cecilia Blye Chief, Office of Global Security Risk United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E.
Washington, DC 20549	Filed on EDGAR

Re:	Response Biomedical Corp.
Form 40-F for the Fiscal Year Ended December 31, 2007
Filed April 1, 2008
File No. 0-50571

Dear Ms. Blye:

In response to your letter of September 30, 2008 requesting additional disclosure on our dealings in certain countries, we provide the following information.

We have had no business dealings with Cuba or Syria and we do not have plans to sell products or services in these countries at this time.

We have not entered into any agreements nor have we sold any products in the Sudan. We do not have plans to sell products or services in the Sudan at this time.

In July 2004, we signed a distribution agreement with a Canadian-based company to be our exclusive distributor for our products in Iran. In May 2008, we terminated this distribution agreement and authorized another company to be our exclusive distributor for Iran, commencing September 2008. This agreement is in effect until December 31, 2008.

We have shipped clinical diagnostic systems and test kits for the diagnosis of heart attack and congestive heart failure to Iran with total sales as follows:

Fiscal Year	Sales to Iran (C$000’s)	Global Revenues (C$000’s)	% of Global Revenues
2005	32	3,490	0.9%
2006	87	4,420	2.0%
2007	226	4,084	5.5%
2008	82 (to June 30, 2008)	2,171 (to June 30, 2008)	3.8%

* Sales figures up to September 30, 2008 will be released in our third quarter ended September 30, 2008 Interim Financial Report to be released by November 14, 2008.

The contracts noted are not considered to be material to the Company or its future operations. On June 26, 2008, the Company announced that it entered into an agreement granting exclusive rights to Roche Diagnostics to market its line of cardiovascular point-of-care tests worldwide. The Company has also partnered with 3M Company to be its exclusive distributor worldwide for infectious disease testing products. As such, future sales by the Company will largely be to these partners and direct sales into the countries of Cuba, Iran, Sudan and Syria are expected to be minimal if any. Given that sales to date have been of medical diagnostics products used in improving human health and welfare, we also do not believe that these sales constitute a material risk to the Company’s reputation and hence are believed to not have any negative effect on its share value.

We acknowledge that Response Biomedical Corp. is responsible for the adequacy and accuracy of the disclosure in the filings. Further, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. Finally, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert G. Pilz

Robert G. Pilz
Chief Financial Officer